Exhibit 99.1

CrossFirst Bankshares, Inc. Reports Third Quarter 2024 Results

LEAWOOD, Kan., October 22, 2024 (GLOBE NEWSWIRE) -- CrossFirst Bankshares, Inc. (Nasdaq: CFB), the bank holding company for CrossFirst Bank, today reported third quarter net income of $19.6 million, or $0.39 per diluted common share. Adjusted net income was $21.9 million, or $0.43 per diluted common share on an adjusted basis, after excluding merger costs related to the proposed transaction with First Busey Corporation (“Busey”) (Nasdaq: BUSE) announced on August 27, 2024.

Third Quarter 2024 Key Financial Performance Metrics

Net Income	ROAA(1)	Net Interest Margin – Fully Tax Equivalent (“FTE”)(1)	Diluted EPS	ROCE(1)
$19.6 million	1.02%	3.29%	$0.39	10.54%

Adjusted Third Quarter 2024 Key Financial Performance Metrics

Adjusted Net Income(2)	Adjusted ROAA(1)(2)	Net Interest Margin – (“FTE”)(1)	Adjusted Diluted EPS(2)	Adjusted ROCE(1)(2)
$21.9 million	1.14%	3.29%	$0.43	11.75%

CEO Commentary:

“With expanded earnings and continued advancement of our operating leverage while maintaining strong credit quality, CrossFirst delivered another great quarter,” said Mike Maddox, President and CEO of CrossFirst Bankshares, Inc. “We remained focused on scaling our markets and verticals, continuing to reduce our CRE concentration and driving operating leverage with the trough in our NIM behind us. We are advancing toward our transformative partnership with Busey while continuing to gain momentum.”

2024 Third Quarter Highlights:

●	Jointly announced a proposed transformative partnership with Busey pursuant to which the Company would merge with and into Busey; the partnership would extend Busey’s regional operating model in the high-growth metro markets where CrossFirst operates and offer additional opportunities for the combined entity to grow its wealth management business and FirsTech, Inc., Busey’s payment technology solutions subsidiary
●	Improved profitability as operating revenue(3), adjusted net income(2), adjusted diluted earnings per common share(2), and adjusted return on average common equity(2) increased compared to the prior quarter and the prior year third quarter
●	Net interest margin – FTE grew to 3.29%, benefiting from the repricing lag between assets and liabilities from the September interest rate cut. The full-year net interest margin – FTE is currently expected to be at the high end of the prior guidance range of 3.20% to 3.25%
●	Loans ended the quarter at $6.3 billion, flat with the prior quarter, and grew $203 million, or 3%, year-to-date. Loan demand slowed in the quarter temporarily as clients awaited actions by the Federal Reserve. Full-year loan growth is currently expected to moderate to 3-5%
●	Deposits ended the quarter at $6.6 billion, a decrease of $100 million, or 1%, for the quarter, and grew $143 million, or 2%, year-to-date. Average deposits increased $162 million, or 2%, compared to the prior quarter, as strong client deposit growth in the third quarter outpaced the seasonally lower average deposits in the second quarter
●	Non-performing assets were 0.34% of total assets, annualized net charge-offs represented 0.10% of average loans and classified loans declined meaningfully
●	Provision expense was $3.5 million, which was $1.1 million higher than the second quarter due to an increase in net charge-offs, economic factors and an increase in specific reserves for several smaller commercial and industrial credits

(1)	Ratios are annualized.
(2)	Represents a non-GAAP financial measure. See “Table 5. Non-GAAP Financial Measures” for a reconciliation to the most directly comparable financial measure calculated and presented in accordance with GAAP.
(3)	Net interest income plus non-interest income.

CROSSFIRST BANKSHARES, INC.

●	Non-interest expense totaled $38.6 million and increased $0.9 million from the prior quarter, but included $2.4 million of merger-related costs. Adjusting for merger-related costs, non-interest expense was lower $1.5 million and within the guided range as savings from our core processing contract renegotiation were realized. Non-interest expenses are currently expected to be in a range of $36-37 million for the fourth quarter of 2024 excluding merger-related costs
●	Increased capital ratios and remained well capitalized with total risk-based capital of 11.8% and common equity Tier 1 capital of 10.6%
●	Grew book value per common share 6% to $15.65 at September 30, 2024 compared to the prior quarter; tangible book value per common share(1) also grew 6% to $14.92

	Three Months Ended			Nine Months Ended
(Dollars in millions except per share data)	September 30, 2024	June 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Operating revenue(2)	$67.1	$63.6	$61.1	$192.9	$184.1
Net income	$19.6	$18.6	$16.9	$56.5	$49.0
Adjusted net income(1)	$21.9	$18.6	$18.6	$58.7	$53.2
Diluted earnings per common share	$0.39	$0.37	$0.34	$1.12	$0.99
Adjusted diluted earnings per common share(1)	$0.43	$0.37	$0.37	$1.17	$1.08
Return on average assets	1.02%	1.00%	0.94%	1.01%	0.95%
Adjusted return on average assets(1)	1.14%	1.00%	1.04%	1.05%	1.03%
Return on average common equity	10.54%	10.59%	10.19%	10.50%	10.24%
Adjusted return on average common equity(1)	11.75%	10.59%	11.26%	10.92%	11.12%
Net interest margin	3.27%	3.18%	3.15%	3.21%	3.32%
Net interest margin - FTE(3)	3.29%	3.20%	3.19%	3.23%	3.36%
Efficiency ratio	57.52%	59.32%	59.49%	59.01%	60.77%
Adjusted efficiency ratio - FTE(1)(3)	52.30%	57.41%	55.17%	55.93%	56.28%

(1)	Represents a non-GAAP financial measure. See “Table 5. Non-GAAP Financial Measures” for a reconciliation to the most directly comparable financial measure calculated and presented in accordance with GAAP.
(2)	Net interest income plus non-interest income.
(3)	Tax exempt income is calculated on a tax-equivalent basis. Tax-free municipal securities are exempt from federal income taxes. The incremental federal income tax rate used is 21.0%.

Partnership with Busey

On August 27, 2024, the Company and Busey jointly announced a proposed partnership transaction pursuant to which CrossFirst would merge with and into Busey in an all-common stock transaction. The transaction was unanimously approved by each company’s board of directors. The transaction is subject to customary closing conditions, including the approval of both Busey and CrossFirst stockholders and the regulatory approvals for the holding company merger and the bank merger. Subject to obtaining these approvals, the parties currently expect to close the holding company merger in the first or second quarter of 2025. Given the pending transaction, the Company will not host a conference call or webcast to discuss its third quarter 2024 results.

Income from Operations

Net income totaled $19.6 million, or $0.39 per diluted common share, for the third quarter of 2024, compared to $18.6 million, or $0.37 per diluted common share, for the second quarter of 2024 and $16.9 million, or $0.34 per diluted common share, for the third quarter of 2023. On a linked quarter basis, net income was higher due to increases in net interest income and non-interest income, partially offset by higher provision expense and non-interest expense. Compared to the same period in the prior year, the quarter’s results reflect higher net interest income, partially offset by higher non-interest expense and provision expense.

The third quarter included merger-related charges of $2.4 million, resulting in adjusted net income of $21.9 million, or $0.43 per diluted common share on an adjusted basis, compared to adjusted net income of $18.6 million, or $0.37 per diluted common share on an adjusted basis, for the third quarter of 2023.

Net Interest Income

Net interest income – FTE increased $3.2 million compared to the second quarter of 2024 due to higher net interest margin – FTE, which expanded by nine basis points to 3.29%, higher average earning assets and one additional day. The yield on earning assets increased 12 basis points due to stronger yields on both loans and taxable securities. The cost of funds increased just three basis points as the repricing gap on time deposits narrowed while transaction, savings and money market rate increases were moderated by the Federal Reserve interest rate cut in the quarter. The remaining increase in net interest income – FTE was due to one additional day and a $127 million increase in average earning assets from higher average loan balances and higher average cash balances.

CROSSFIRST BANKSHARES, INC.

Compared to the third quarter of 2023, net interest income – FTE increased $5.8 million due to higher average earning assets and the expansion of net interest margin – FTE by 10 basis points to 3.29%. The yield on earning assets increased 43 basis points due to stronger loan yields and higher yields on taxable securities. The cost of a rate hedge also lowered the earning asset yield by seven basis points. The cost of funds increased 35 basis points compared to the third quarter of 2023 due to pricing pressure on deposits, client migration into higher cost deposit products and a reduction in average non-interest-bearing deposits compared to the prior year. The increase in average earning assets was driven by higher average loan and securities balances.

The balance sheet is slightly liability sensitive with an expected 1.0% increase in net interest income for a 100 bps decrease in interest rates.

Non-Interest Income

Non-interest income increased $0.3 million compared to the second quarter of 2024 and was flat compared to the same quarter in 2023. The increase compared to the linked quarter was primarily due to increases in client-related other non-interest income and client-related swap fees, partially offset by lower gains on sale of loans. Compared to the same quarter in the prior year, gains on sale of loans were lower but were fully offset by increases in all other categories of non-interest income.

Non-Interest Expense

Non-interest expense increased $0.9 million from the second quarter of 2024 and increased $2.3 million from the third quarter of 2023. The third quarter of 2024 included $2.4 million of merger-related expenses with $1.8 million included in professional fees, $0.5 million in salaries and employee benefits, and $0.1 million in other non-interest expense. The third quarter of 2023 included $1.3 million of merger-related expenses with $0.8 million included in professional fees, $0.3 million in salaries and employee benefits, $0.1 million in software and communications, and $0.1 million in other non-interest expense. Excluding these merger-related expenses, non-interest expense decreased $1.5 million compared to the second quarter of 2024 and increased $1.2 million compared to the third quarter of 2023.

The $1.5 million decrease compared to the second quarter of 2024 was primarily due to lower data processing and software and communication costs, which were a combined $1.2 million lower, resulting from the renegotiation of our core system contract. The remaining decrease was due to lower salaries and employee benefits costs and professional fees partially offset by higher advertising due to timing of marketing campaigns and other non-interest expense due to higher travel and meeting expenses in the quarter.

Excluding merger-related expenses in both comparative periods, salaries and employee benefits were higher compared to the third quarter of 2023 primarily due to annual merit increases. Professional fees, excluding merger-related costs, decreased compared to the third quarter of 2023 primarily due to lower consulting and outside services fees. Data processing expenses and software and communication expenses both decreased compared to the third quarter of 2023 related to the renegotiation of our core system contract in the second quarter of 2024. Other non-interest expense, excluding merger-related costs, increased compared to the third quarter of 2023 due to higher travel and meeting expenses and fees related to the implementation of a new digital banking platform.

The Company’s effective tax rate for the third quarter of 2024 was 21.4%, compared to 20.7% in the second quarter of 2024 and 21.3% for the third quarter of 2023. The rate for the third quarter of 2024 was slightly higher due to non-deductible merger-related expenses.

Statement of Financial Condition Performance & Analysis

During the third quarter of 2024, total assets decreased $56 million, or 1%, compared to the end of the prior quarter and increased $403 million, or 6%, compared to September 30, 2023. Total assets decreased compared to June 30, 2024, primarily due to decreases in cash, securities and loans. Compared to September 30, 2023, the increase was primarily related to increases in loans and securities. Deposits decreased $100 million compared to June 30, 2024, and increased $302 million compared to September 30, 2023. Total liquidity as a percent of total assets, including liquidity from on-balance sheet and off-balance sheet sources, remained consistent at 34% as of September 30, 2024.

CROSSFIRST BANKSHARES, INC.

Loan Results

During the third quarter of 2024, loans decreased $13 million compared to June 30, 2024, with small fluctuations in each segment as loan demand was generally weaker in the quarter, primarily due to the interest rate environment. Loans increased $385 million, or 6%, compared to September 30, 2023. The loan increase compared to September 30, 2023, was primarily due to growth in the commercial real estate – non-owner-occupied and commercial and industrial segments.

							QoQ	QoQ	YoY	YoY
						% of	Growth	Growth	Growth	Growth
	9/30/2024	6/30/2024	3/31/2024	12/31/2023	9/30/2023	Total	($)	(%)	($)	(%)

	(Dollars in millions)
Period-end loans (gross)
Commercial and industrial	$2,221	$2,207	$2,179	$2,160	$2,056	35%	$14	1%	$165	8%
Energy	224	234	221	214	214	4	(10)	(4)	10	5
Commercial real estate - owner-occupied	583	592	578	567	584	9	(9)	(2)	(1)	—
Commercial real estate - non-owner-occupied	2,803	2,812	2,770	2,686	2,593	44	(9)	—	210	8
Residential real estate	477	474	469	464	456	8	3	1	21	5
Consumer	23	25	32	37	43	—	(2)	(8)	(20)	(47)
Total	$6,331	$6,344	$6,249	$6,128	$5,946	100%	$(13)	—%	$385	6%

Deposit & Other Borrowing Results

During the third quarter of 2024, deposits decreased 1%, compared to June 30, 2024, and increased 5%, compared to September 30, 2023. The deposit decrease compared to June 30, 2024 was due to decreases in savings and money market deposits primarily relating to two clients with large balances at prior quarter end which outflowed during the quarter. In addition, non-interest-bearing deposits were lower, partially offset by increases in time deposits and transaction deposits. The total deposit increase compared to September 30, 2023 was due to increases in time deposits, savings and money market deposits and transaction deposits, partially offset by decreases in non-interest-bearing deposits.

						QoQ	QoQ	YoY	YoY
						Growth	Growth	Growth	Growth
	9/30/2024	6/30/2024	3/31/2024	12/31/2023	9/30/2023	($)	(%)	($)	(%)

	(Dollars in millions)
Period-end deposits
Non-interest-bearing deposits	$901	$958	$954	$990	$1,029	$(57)	(6)%	$(128)	(12)%
Transaction deposits	812	774	867	800	802	38	5	10	1
Savings and money market deposits	2,934	3,062	2,929	2,870	2,757	(128)	(4)	177	6
Time deposits	1,987	1,940	1,837	1,831	1,744	47	2	243	14
Total	$6,634	$6,734	$6,587	$6,491	$6,332	$(100)	(1)%	$302	5%

FHLB and other borrowings were $85 million at both September 30, 2024 and June 30, 2024, and $107 million at September 30, 2023. The average borrowings balance was lower this quarter as we utilized borrowings during the prior quarter due to seasonal client cash outflows. Compared to the same period in the prior year, borrowings were reduced due to client deposit growth and the payoff of a line of credit.

CROSSFIRST BANKSHARES, INC.

Asset Quality and Provision for Credit Losses

The Company recorded $3.5 million of provision expense, compared to $2.4 million in the prior quarter and $3.3 million in the prior year third quarter. The current quarter’s provision expense was primarily driven by an increase in net charge-offs, economic factors and an increase in specific reserves for several smaller commercial and industrial credits.

Non-performing assets increased $9.1 million to $25.8 million, or 0.34% of total assets, at September 30, 2024. The increase was primarily due to increases in loans 90+ days past due and still accruing and foreclosed assets held for sale. Annualized net charge-offs were 0.10% for the quarter compared to 0.07% in the prior quarter and 0.09% in the prior year third quarter. Classified loans decreased in the quarter with the ratio of classified loans to total capital and ACL improving to 10.7%.

The allowance for credit losses was $77.8 million as of September 30, 2024 and increased slightly from the prior quarter to 1.23% of outstanding loans. The combined allowance for credit losses and accrual for off-balance sheet credit risk from unfunded commitments (“RUC”) was $83.4 million or 1.32% of outstanding loans.

The following table provides information regarding asset quality.

Asset quality (Dollars in millions)	9/30/2024	6/30/2024	3/31/2024	12/31/2023	9/30/2023
Non-accrual loans	$10.2	$10.1	$12.1	$18.5	$20.4
Foreclosed assets held for sale	5.2	4.8	5.4	—	—
Loans 90+ days past due and still accruing	10.4	1.8	2.9	6.3	15.7
Non-performing assets	$25.8	$16.7	$20.4	$24.8	$36.1

Loans 30 - 89 days past due	4.2	16.0	46.4	2.0	29.5
Net charge-offs (recoveries)	1.6	1.0	1.5	1.9	1.3

Asset quality metrics (%)	9/30/2024	6/30/2024	3/31/2024	12/31/2023	9/30/2023
Nonperforming assets to total assets	0.34%	0.22%	0.27%	0.34%	0.50%
Allowance for credit losses to total loans	1.23	1.20	1.20	1.20	1.20
Allowance for credit losses + RUC to total loans(1)	1.32	1.28	1.28	1.30	1.31
Allowance for credit losses to non-performing loans	378	640	499	296	198
Net charge-offs (recoveries) to average loans(2)	0.10	0.07	0.10	0.12	0.09
Classified Loans / (Total Capital + ACL)	10.7	13.3	15.9	14.9	14.2
Classified Loans / (Total Capital + ACL + RUC)(1)	10.6	13.3	15.8	14.8	14.0

(1)	Includes the accrual for off-balance sheet credit risk from unfunded commitments.
(2)	Interim periods annualized.

Capital Position

At September 30, 2024, stockholders’ equity totaled $772 million, or $15.65 of book value per common share, compared to $728 million, or $14.78 of book value per common share, at June 30, 2024.

Tangible book value per common share(1) was $14.92 at September 30, 2024, an increase of $0.90, or 6%, from June 30, 2024. The increase was primarily due to net income and the change in other comprehensive loss. The ratio of common equity Tier 1 capital to risk-weighted assets was approximately 10.6%, and the ratio of total capital to risk-weighted assets was approximately 11.8% at September 30, 2024.

(1)	Represents a non-GAAP financial measure. See “Table 5. Non-GAAP Financial Measures” for a reconciliation to the most directly comparable financial measure calculated and presented in accordance with GAAP.

CROSSFIRST BANKSHARES, INC.

Cautionary Note Regarding Forward-Looking Information

The financial results in this press release reflect preliminary, unaudited results, which are not final until the Company’s Quarterly Report on Form 10-Q is filed. This earnings release contains forward-looking statements regarding, among other things, our business plans; our expectations regarding our proposed transaction with Busey; growth opportunities; expense control initiatives; anticipated expenses, cash requirements and sources of liquidity; capital allocation strategies and plans; and future financial performance. These statements are often, but not always, made through the use of words or phrases such as “growth,” “plan,” “guidance,” “future,” “opportunities,” “anticipate,” “expect,” “expected,” “will,” “initiatives,” “focused,” and similar words or phrases of a future or forward-looking nature. The inclusion of forward-looking information herein should not be regarded as a representation by us or any other person that the future plans, estimates or expectations contemplated by us will be achieved. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry, management’s beliefs, certain assumptions made by management, and financial trends that may affect our financial condition, results of operations, business strategy or financial needs, many of which, by their nature, are inherently uncertain and beyond our control. Our actual results could differ materially from those anticipated in such forward-looking statements.

Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, estimates and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements due to a number of factors, including, without limitation, the following: the possibility that the proposed transaction with Busey will not close when expected or at all because required regulatory, stockholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that required regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected timeframes or at all and to successfully integrate CrossFirst’s operations and those of Busey; effects of the announcement, pendency or completion of the proposed transaction on the ability of CrossFirst to retain customers and retain and hire key personnel and maintain relationships with our suppliers, and on our operating results and business generally; uncertain or unfavorable business or economic conditions and any regulatory responses thereto, including uncertainty and volatility in the financial markets, possible slowing or recessionary economic conditions and continuing or increasing inflation; geographic concentration of our markets; changes in market interest rates that affect the pricing of our products and our net interest income; our ability to effectively execute our growth strategy and manage our growth, including entering new lines of business or offering new or enhanced services or products; fluctuations in the fair value of our investments; our ability to successfully manage our credit risk, particularly in our commercial real estate, energy and commercial-based loan portfolios, and the sufficiency of our allowance for credit losses; declines in the values of the real estate and other collateral securing loans in our portfolio; an increase in non-performing assets; borrower and depositor concentration risks; risks associated with originating Small Business Administration loans; our dependence on our management team, including our ability to attract, hire and retain key employees and their client and community relationships; our ability to raise and maintain sufficient liquidity and capital; competition from banks, credit unions, FinTech companies and other financial services providers; the effectiveness of our risk management framework; accounting estimates; our ability to maintain effective internal control over financial reporting; our ability to keep pace with technological changes; system failures, service denials, cyber incidents or other failures, disruptions or security breaches; employee error, employee or client misconduct, fraud committed against the Company or our clients, or incomplete or inaccurate information about clients and counterparties; disruptions to our business caused by our third-party service providers; our ability to maintain our reputation; environmental liability or failure to comply with regulatory requirements affecting foreclosed properties; costs and effects of litigation, investigations or similar matters to which we may be subject; risk exposure from transactions with financial counterparties; severe weather, natural disasters, pandemics or other health crises, acts of war or terrorism, climate change and responses thereto, or other external events; compliance with (and changes in) laws, rules, regulations, interpretations or policies relating to or affecting financial institutions, including stringent capital requirements, higher FDIC insurance premiums and assessments, consumer protection laws and privacy laws and accounting, tax, trade, monetary and fiscal matters, including the policies of the Federal Reserve and as a result of government initiatives; systemic risks across the banking industry associated with the soundness of other financial institutions; volatility in our stock price and other risks associated with our common stock; changes in our dividend or share repurchase policies and practices or other external events. These and other factors that could cause results to differ materially from those described in the forward-looking statements, as well as a discussion of the risks and uncertainties that may affect our business, can be found in our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q and in other filings we make with the Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we disclaim any obligation to update any forward-looking statement or to publicly announce the results of any revisions to any of the forward-looking statements included herein, except as required by law.

CROSSFIRST BANKSHARES, INC.

About CrossFirst Bankshares, Inc.

CrossFirst Bankshares, Inc. (Nasdaq: CFB) is a Kansas corporation and a registered bank holding company for its wholly owned subsidiary, CrossFirst Bank, a full-service financial institution that offers products and services to businesses, professionals, individuals, and families. CrossFirst Bank, headquartered in Leawood, Kansas, has locations in Kansas, Missouri, Oklahoma, Texas, Arizona, Colorado, and New Mexico.

Additional Information and Where to Find It

In connection with the proposed transaction, Busey will file a registration statement on Form S-4 with the SEC. The registration statement will include a joint proxy statement of Busey and CrossFirst, which also constitutes a prospectus of Busey, that will be sent to stockholders of Busey and CrossFirst seeking certain approvals related to the proposed transaction.

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SECURITY HOLDERS OF BUSEY AND CROSSFIRST AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BUSEY, CROSSFIRST AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about Busey and CrossFirst, without charge, at the SEC’s website (http://www.sec.gov). Copies of documents filed with the SEC by Busey will be made available free of charge in the “SEC Filings” section of Busey’s website, https://ir.busey.com. Copies of documents filed with the SEC by CrossFirst will be made available free of charge in the “Investor Relations” section of CrossFirst’s website, https://investors.crossfirstbankshares.com.

Participants in Solicitation

Busey, CrossFirst, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding Busey's directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 12, 2024, and certain other documents filed by Busey with the SEC. Information regarding CrossFirst's directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 26, 2024, and certain other documents filed by CrossFirst with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.

INVESTOR CONTACT

Mike Daley, Chief Accounting Officer and Head of Investor Relations

mike.daley@crossfirstbank.com

(913) 754-9707

https://investors.crossfirstbankshares.com

CROSSFIRST BANKSHARES, INC.

TABLE 1. CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION (UNAUDITED)

	September 30, 2024	June 30, 2024	December 31, 2023

	(Dollars in thousands)
Assets
Cash and cash equivalents	$236,937	$250,364	$255,229
Available-for-sale securities - taxable	454,077	461,018	413,217
Available-for-sale securities - tax-exempt	329,918	341,331	353,436
Loans, net of unearned fees	6,331,049	6,344,407	6,127,690
Allowance for credit losses on loans	77,757	76,218	73,462
Loans, net of the allowance for credit losses on loans	6,253,292	6,268,189	6,054,228
Premises and equipment, net	68,990	69,898	70,869
Restricted equity securities	3,715	3,768	3,950
Interest receivable	39,485	39,497	37,294
Foreclosed assets held for sale	5,248	4,818	—
Goodwill and other intangible assets, net	28,620	29,499	31,335
Bank-owned life insurance	72,290	71,766	70,810
Other	89,620	98,403	90,312
Total assets	$7,582,192	$7,638,551	$7,380,680
Liabilities and stockholders’ equity
Deposits
Non-interest-bearing	$900,794	$957,584	$990,458
Savings, NOW and money market	3,746,812	3,836,070	3,669,726
Time	1,986,670	1,939,972	1,831,092
Total deposits	6,634,276	6,733,626	6,491,276
Federal Home Loan Bank advances	76,221	76,256	77,889
Other borrowings	8,598	8,875	8,950
Interest payable and other liabilities	91,388	91,916	94,422
Total liabilities	6,810,483	6,910,673	6,672,537
Stockholders’ equity
Preferred Stock, $0.01 par value: Authorized - 5,000,000 shares, issued - 7,750 at September 30, 2024, June 30, 2024 and December 31, 2023	—	—	—
Common Stock, $0.01 par value: Authorized - 200,000,000 shares, issued - 53,638,827, 53,590,173 and 53,326,641 at September 30, 2024, June 30, 2024 and December 31, 2023, respectively	536	536	533
Treasury stock, at cost: 4,340,033 shares held at September 30, 2024 and June 30, 2024 and 3,990,753 at December 31, 2023	(62,753)	(62,761)	(58,251)
Additional paid-in capital	547,138	545,716	543,556
Retained earnings	328,380	308,886	272,351
Accumulated other comprehensive loss	(41,592)	(64,499)	(50,046)
Total stockholders’ equity	771,709	727,878	708,143
Total liabilities and stockholders’ equity	$7,582,192	$7,638,551	$7,380,680

CROSSFIRST BANKSHARES, INC.

TABLE 2. CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2024	2024	2023	2024	2023

	(Dollars in thousands except per share data)
Interest Income
Loans, including fees	$118,566	$113,346	$103,631	$342,011	$292,231
Available-for-sale securities - taxable	5,172	5,052	3,089	14,752	7,560
Available-for-sale securities - tax-exempt	2,426	2,554	3,365	7,533	10,730
Deposits with financial institutions	2,375	1,985	2,444	6,341	6,067
Dividends on bank stocks	113	161	127	352	753
Total interest income	128,652	123,098	112,656	370,989	317,341
Interest Expense
Deposits	66,736	63,700	56,297	192,547	141,685
Fed funds purchased and repurchase agreements	—	—	5	—	51
Federal Home Loan Bank advances	689	1,442	1,003	2,602	7,128
Other borrowings	64	64	224	191	590
Total interest expense	67,489	65,206	57,529	195,340	149,454
Net Interest Income	61,163	57,892	55,127	175,649	167,887
Provision for Credit Losses	3,533	2,383	3,329	7,571	10,390
Net Interest Income after Provision for Credit Losses	57,630	55,509	51,798	168,078	157,497
Non-Interest Income
Service charges and fees on client accounts	2,320	2,333	2,249	6,757	6,188
ATM and credit card interchange income	1,523	1,568	1,436	4,578	3,913
Gain on sale of loans	170	440	739	1,147	2,131
Income from bank-owned life insurance	523	501	437	1,480	1,266
Swap fees and credit valuation adjustments, net	194	88	57	440	231
Other non-interest income	1,235	771	1,063	2,853	2,452
Total non-interest income	5,965	5,701	5,981	17,255	16,181
Non-Interest Expense
Salaries and employee benefits	23,346	23,162	22,017	70,093	68,700
Occupancy	3,181	3,181	3,183	9,568	9,211
Professional fees	2,517	1,083	1,945	4,572	5,533
Deposit insurance premiums	1,845	1,851	1,947	5,602	5,359
Data processing	771	1,719	904	3,460	3,203
Advertising	723	491	593	1,772	1,994
Software and communication	1,633	1,833	1,898	5,290	5,204
Foreclosed assets, net	36	24	—	289	128
Core deposit intangible amortization	878	906	922	2,715	2,546
Other non-interest expense	3,679	3,475	2,945	10,478	9,980
Total non-interest expense	38,609	37,725	36,354	113,839	111,858
Net Income Before Taxes	24,986	23,485	21,425	71,494	61,820
Income tax expense	5,337	4,863	4,562	15,000	12,802
Net Income	$19,649	$18,622	$16,863	$56,494	$49,018
Basic Earnings Per Common Share	$0.39	$0.37	$0.34	$1.13	$1.00
Diluted Earnings Per Common Share	$0.39	$0.37	$0.34	$1.12	$0.99

CROSSFIRST BANKSHARES, INC.

TABLE 3. YEAR-TO-DATE ANALYSIS OF CHANGES IN NET INTEREST INCOME – FTE (UNAUDITED)

	Nine Months Ended
	September 30,
	2024			2023
		Interest	Average		Interest	Average
	Average	Income /	Yield /	Average	Income /	Yield /
	Balance	Expense	Rate(3)	Balance	Expense	Rate(3)

	(Dollars in thousands)
Interest-earning assets:
Securities - taxable	$473,172	$15,104	4.26%	$321,128	$8,313	3.45%
Securities - tax-exempt - FTE(1)	387,293	9,114	3.14	514,333	12,984	3.37
Federal funds sold	—	—	—	691	11	2.13
Interest-bearing deposits in other banks	177,471	6,341	4.77	179,649	6,056	4.51
Gross loans, net of unearned income(2)	6,279,112	342,011	7.28	5,742,621	292,231	6.80
Total interest-earning assets - FTE(1)	7,317,048	$372,570	6.80%	6,758,422	$319,595	6.32%
Allowance for loan losses	(75,608)			(66,265)
Other non-interest-earning assets	252,345			228,314
Total assets	$7,493,785			$6,920,471
Interest-bearing liabilities
Transaction deposits	$824,837	$22,909	3.71%	$610,869	$13,566	2.97%
Savings and money market deposits	2,914,722	96,738	4.43	2,787,915	80,151	3.84
Time deposits	1,918,098	72,900	5.08	1,505,329	47,968	4.26
Total interest-bearing deposits	5,657,657	192,547	4.55	4,904,113	141,685	3.86
FHLB and short-term borrowings	106,181	2,602	3.27	250,795	7,593	4.05
Trust preferred securities, net of fair value adjustments	1,136	191	22.46	1,077	176	21.85
Non-interest-bearing deposits	903,625	—	—	1,022,469	—	—
Cost of funds	6,668,599	$195,340	3.91%	6,178,454	$149,454	3.23%
Other liabilities	104,401			99,896
Stockholders’ equity	720,785			642,121
Total liabilities and stockholders’ equity	$7,493,785			$6,920,471
Net interest income - FTE(1)		$177,230			$170,141
Net interest spread - FTE(1)			2.89%			3.09%
Net interest margin - FTE(1)			3.23%			3.36%

(1)	Tax exempt income is calculated on a tax-equivalent basis. Tax-free municipal securities are exempt from federal income taxes. The incremental income tax rate used is 21.0%.
(2)	Average loan balances include non-accrual loans.
(3)	Actual unrounded values are used to calculate the reported yield or rate disclosed. Accordingly, recalculations using the amounts in thousands as disclosed in this release may not produce the same amounts.

CROSSFIRST BANKSHARES, INC.

TABLE 4. QUARTERLY ANALYSIS OF CHANGES IN NET INTEREST INCOME – FTE (UNAUDITED)

	Three Months Ended
	September 30, 2024			June 30, 2024			September 30, 2023
		Interest	Average		Interest	Average		Interest	Average
	Average	Income /	Yield /	Average	Income /	Yield /	Average	Income /	Yield /
	Balance	Expense	Rate(3)	Balance	Expense	Rate(3)	Balance	Expense	Rate(3)

	(Dollars in thousands)
Interest-earning assets:
Securities - taxable	$487,261	$5,285	4.34%	$485,849	$5,213	4.29%	$357,260	$3,216	3.60%
Securities - tax-exempt - FTE(1)	377,880	2,935	3.11	391,655	3,090	3.16	489,320	4,072	3.33
Federal funds sold	—	—	—	—	—	—	332	5	5.97
Interest-bearing deposits in other banks	196,447	2,375	4.81	167,007	1,985	4.78	198,068	2,439	4.89
Gross loans, net of unearned income(2)	6,392,678	118,566	7.38	6,282,649	113,346	7.26	5,907,730	103,631	6.96
Total interest-earning assets - FTE(1)	7,454,266	$129,161	6.90%	7,327,160	$123,634	6.78%	6,952,710	$113,363	6.47%
Allowance for loan losses	(77,071)			(76,032)			(69,415)
Other non-interest-earning assets	261,875			243,813			230,933
Total assets	$7,639,070			$7,494,941			$7,114,228
Interest-bearing liabilities
Transaction deposits	$796,260	$7,622	3.81%	$800,709	$7,357	3.70%	$689,973	$5,727	3.29%
Savings and money market deposits	2,986,301	33,115	4.41	2,907,375	31,948	4.42	2,775,549	29,655	4.24
Time deposits	2,013,955	25,999	5.14	1,918,195	24,395	5.12	1,795,798	20,915	4.62
Total interest-bearing deposits	5,796,516	66,736	4.58	5,626,279	63,700	4.55	5,261,320	56,297	4.25
FHLB and short-term borrowings	92,690	689	2.96	147,816	1,442	3.92	131,420	1,169	3.53
Trust preferred securities, net of fair value adjustments	1,152	64	22.10	1,135	64	22.68	1,091	63	22.91
Non-interest-bearing deposits	901,212	—	—	909,434	—	—	954,005	—	—
Cost of funds	6,791,570	$67,489	3.95%	6,684,664	$65,206	3.92%	6,347,836	$57,529	3.60%
Other liabilities	104,099			101,044			108,148
Stockholders’ equity	743,401			709,233			658,244
Total liabilities and stockholders’ equity	$7,639,070			$7,494,941			$7,114,228
Net interest income - FTE(1)		$61,672			$58,428			$55,834
Net interest spread - FTE(1)			2.95%			2.86%			2.87%
Net interest margin - FTE(1)			3.29%			3.20%			3.19%

(1)	Tax exempt income is calculated on a tax-equivalent basis. Tax-free municipal securities are exempt from federal income taxes. The incremental income tax rate used is 21.0%.
(2)	Average loan balances include non-accrual loans.
(3)	Actual unrounded values are used to calculate the reported yield or rate disclosed. Accordingly, recalculations using the amounts in thousands as disclosed in this release may not produce the same amounts.

CROSSFIRST BANKSHARES, INC.

TABLE 5. NON-GAAP FINANCIAL MEASURES

Non-GAAP Financial Measures

In addition to disclosing financial measures determined in accordance with U.S. generally accepted accounting principles (GAAP), the Company discloses non-GAAP financial measures in this release including “tangible common stockholders’ equity,” “tangible book value per common share,” “adjusted efficiency ratio – fully tax equivalent (FTE),” “adjusted net income,” “adjusted diluted earnings per common share,” “adjusted return on average assets (ROAA),” and “adjusted return on average common equity (ROCE).” We consider the use of select non-GAAP financial measures and ratios to be useful for financial and operational decision making and useful in evaluating period-to-period comparisons. We believe that these non-GAAP financial measures provide meaningful supplemental information regarding our performance by excluding certain expenditures or gains that we believe are not indicative of our primary business operating results. We believe that management and investors benefit from referring to these non-GAAP financial measures in assessing our performance and when planning, forecasting, analyzing and comparing past, present and future periods.

These non-GAAP financial measures should not be considered a substitute for financial information presented in accordance with GAAP and you should not rely on non-GAAP financial measures alone as measures of our performance. The non-GAAP financial measures we present may differ from non-GAAP financial measures used by our peers or other companies. We compensate for these limitations by providing the equivalent GAAP measures whenever we present the non-GAAP financial measures and by including a reconciliation of the impact of the components adjusted for in the non-GAAP financial measure so that both measures and the individual components may be considered when analyzing our performance.

A reconciliation of non-GAAP financial measures to the comparable GAAP financial measures follows.

	Three Months Ended					Nine Months Ended
	9/30/2024	6/30/2024	3/31/2024	12/31/2023	9/30/2023	9/30/2024	9/30/2023

	(Dollars in thousands, except per share data)
Adjusted net income:
Net income (GAAP)	$19,649	$18,622	$18,223	$17,651	$16,863	$56,494	$49,018
Add: Merger costs	2,355	—	—	1,300	1,328	2,355	3,143
Add: Acquisition - Day 1 CECL provision	—	—	—	—	900	—	900
Add: Employee separation	—	—	—	—	—	—	1,300
Add: Loss on bond repositioning	—	—	—	1,130	—	—	—
Less: Tax effect(1)	(116)	—	—	(510)	(468)	(116)	(1,122)
Adjusted net income	$21,888	$18,622	$18,223	$19,571	$18,623	$58,733	$53,239
Preferred stock dividends	$155	$155	$155	$155	$155	$465	$258
Diluted weighted average common shares outstanding	50,048,541	49,784,067	49,967,638	49,788,962	49,480,107	49,966,841	49,184,810
Diluted earnings per common share (GAAP)	$0.39	$0.37	$0.36	$0.35	$0.34	$1.12	$0.99
Adjusted diluted earnings per common share	$0.43	$0.37	$0.36	$0.39	$0.37	$1.17	$1.08

(1)	Represents the tax impact of the adjustments at a tax rate of 21.0% and permanent tax expense associated with merger related transactions.

	Three Months Ended					Nine Months Ended
	9/30/2024	6/30/2024	3/31/2024	12/31/2023	9/30/2023	9/30/2024	9/30/2023

	(Dollars in thousands)
Adjusted return on average assets:
Net income (GAAP)	$19,649	$18,622	$18,223	$17,651	$16,863	$56,494	$49,018
Adjusted net income	21,888	18,622	18,223	19,571	18,623	58,733	53,239
Average assets	$7,639,070	$7,494,941	$7,344,102	$7,231,611	$7,114,228	$7,493,785	$6,920,471
Return on average assets (GAAP)	1.02%	1.00%	1.00%	0.97%	0.94%	1.01%	0.95%
Adjusted return on average assets	1.14%	1.00%	1.00%	1.07%	1.04%	1.05%	1.03%

CROSSFIRST BANKSHARES, INC.

	Three Months Ended					Nine Months Ended
	9/30/2024	6/30/2024	3/31/2024	12/31/2023	9/30/2023	9/30/2024	9/30/2023

	(Dollars in thousands)
Adjusted return on average common equity:
Net income (GAAP)	$19,649	$18,622	$18,223	$17,651	$16,863	$56,494	$49,018
Preferred stock dividends	155	155	155	155	155	465	258
Net income attributable to common stockholders	$19,494	$18,467	$18,068	$17,496	$16,708	$56,029	$48,760

Adjusted net income	$21,888	$18,622	$18,223	$19,571	$18,623	$58,733	$53,239
Preferred stock dividends	155	155	155	155	155	465	258
Adjusted net income attributable to common stockholders	$21,733	$18,467	$18,068	$19,416	$18,468	$58,268	$52,981
Average common equity	$735,651	$701,483	$701,598	$647,882	$650,494	$713,035	$636,841
Return on average common equity (GAAP)	10.54%	10.59%	10.36%	10.71%	10.19%	10.50%	10.24%
Adjusted return on average common equity	11.75%	10.59%	10.36%	11.89%	11.26%	10.92%	11.12%

	Balance at
	9/30/2024	6/30/2024	3/31/2024	12/31/2023	9/30/2023

	(Dollars in thousands, except per share data)
Tangible common stockholders’ equity:
Total stockholders’ equity (GAAP)	$771,709	$727,878	$714,971	$708,143	$643,051
Less: goodwill and other intangible assets	28,620	29,499	30,404	31,335	32,293
Less: preferred stock	7,750	7,750	7,750	7,750	7,750
Tangible common stockholders’ equity	$735,339	$690,629	$676,817	$669,058	$603,008
Common shares outstanding at end of period	49,298,794	49,250,140	49,400,466	49,335,888	49,295,036
Book value per common share (GAAP)	$15.65	$14.78	$14.47	$14.35	$13.04
Tangible book value per common share	$14.92	$14.02	$13.70	$13.56	$12.23

	Three Months Ended					Nine Months Ended
	9/30/2024	6/30/2024	3/31/2024	12/31/2023	9/30/2023	9/30/2024	9/30/2023

	(Dollars in thousands)
Adjusted Efficiency Ratio - Fully Tax Equivalent (FTE)(1)
Non-interest expense (GAAP)	$38,609	$37,725	$37,505	$35,049	$36,354	$113,839	$111,858
Less: Merger costs	(2,355)	—	—	(1,300)	(1,328)	(2,355)	(3,143)
Less: Core deposit intangible amortization	(878)	(906)	(931)	(957)	(922)	(2,715)	(2,546)
Less: Employee separation	—	—	—	—	—	—	(1,300)
Adjusted Non-interest expense (numerator)	$35,376	$36,819	$36,574	$32,792	$34,104	$108,769	$104,869
Net interest income (GAAP)	61,163	57,892	56,594	56,954	55,127	175,649	167,887
Tax equivalent interest income(1)	509	536	536	654	707	1,581	2,254
Non-interest income (GAAP)	5,965	5,701	5,589	4,483	5,981	17,255	16,181
Add: Loss on bond repositioning	—	—	—	1,130	—	—	—
Total adjusted tax-equivalent income (denominator)	$67,637	$64,129	$62,719	$63,221	$61,815	$194,485	$186,322
Efficiency Ratio (GAAP)	57.52%	59.32%	60.31%	57.05%	59.49%	59.01%	60.77%
Adjusted Efficiency Ratio - Fully Tax Equivalent (FTE)(1)	52.30%	57.41%	58.31%	51.87%	55.17%	55.93%	56.28%

(1)	Tax exempt income (tax-free municipal securities) is calculated on a tax equivalent basis. The incremental tax rate used is 21.0%.